Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

April 10, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued a Circular and a Notice of Annual General Meeting on April 9, 2009, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Circular and Notice of Annual General Meeting, dated April 9, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

April 10, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, reply slip for the Annual General Meeting and, if applicable, the 2008 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Reports of the Board of Directors and Supervisory Committee for the Year 2008,

Audited Financial Statements and Auditor’s Report for the Year 2008,

Profit Distribution and Cash Dividend Distribution Plan for the Year 2008,

Resolution on Remuneration of Directors and Supervisors,

Resolution on Re-appointment of PRC and International Auditors and

Authorization of the Board of Directors to Determine their Remuneration,

Election of Directors of the Third Session of Board of Directors,

Election of Non-employee Representative Supervisors of the

Third Session of Supervisory Committee,

Resolution on Renewal of Liability Insurance for

the Directors and Senior Management Officers,

Proposed Amendments to the Articles of Association,

Proposed Amendments to the Procedural Rules for the Shareholders’ General Meetings,

the Procedural Rules for the Board of Directors Meetings and

the Procedural Rules for the Supervisory Committee Meetings of the Company,

Authorization of the Board of Directors to Issue Shares of the Company,

Duty Report of the Independent Directors for the Year 2008,

Report on the Status of Connected Transactions and Execution of

Connected Transaction Management System for the Year 2008,

and

Notice of Annual General Meeting

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China, on Monday, 25 May 2009 at 9:30 a.m. is set out on pages 5 to 24 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of the Annual General Meeting and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon. For holders of H Shares, the proxy form should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form should be returned to the Company’s Board Secretariat Department in person or by post not less than 24 hours before the time stipulated for convening the Annual General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat Department (for holders of A Shares) on or before Monday, 4 May 2009.

9 April 2009

Commission File Number 001-31914

Commission File Number 001-31914

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Monday, 25 May 2009 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Board” or “Board of Directors”	the board of Directors of the Company

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong Dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this Circular only, Hong Kong, Macau Special Administrative Region of the PRC, and Taiwan Region

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“RMB”	the lawful currency of the PRC

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:

Chairman and Executive Director:

Mr. Yang Chao

President and Executive Director:

Mr. Wan Feng

Vice Presidents and Executive Directors:

Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:

Mr. Miao Jianmin, Mr. Shi Guoqing,

Ms. Zhuang Zuojin

Independent Non-executive Directors:

Mr. Long Yongtu, Mr. Sun Shuyi,

Mr. Ma Yongwei, Mr. Chau Tak Hay,

Mr. Cai Rang, Mr. Ngai Wai Fung

Registered office:

Level 23, China Life Tower

16 Chaowai Avenue

Chaoyang District

Beijing 100020

People’s Republic of China

Place of business in Hong Kong:

25th Floor, C.L.I. Building

313 Hennessy Road, Wanchai

Hong Kong

9 April 2009

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Monday, 25 May 2009 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

2.	BUSINESS TO BE CONSIDERED AT THE AGM

The businesses to be considered at the AGM are described in more details in the Notice of Annual General Meeting set out on pages 5 to 24 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (a) the Report of the Board of Directors for the year 2008, (b) the Report of the Supervisory Committee for the year 2008, (c) the Audited Financial Statements and Auditor’s Report for the year 2008, (d) the profit distribution and cash dividend distribution plan for the year 2008, (e) the resolution on the remuneration of Directors and Supervisors, (f) the resolution on the re-appointment of the PRC and international auditors and the authorization of the Board to determine their remuneration, (g) the election of the Directors of the third session of Board of Directors,

Commission File Number 001-31914

(h) the election of the non-employee representative Supervisors of the third session of Supervisory Committee, and (i) the resolution on the renewal of liability insurance for the Directors and senior management officers of the Company.

Special resolutions will be proposed at the AGM to approve: (j) the proposed amendments to the Articles of Association, (k) the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings, (l) the proposed amendments to the Procedural Rules for the Board of Directors Meetings, (m) the proposed amendments to the Procedural Rules for the Supervisory Committee Meetings, and (n) the authorization of the Board of Directors to allot, issue and deal with the shares of the Company, provided that the number of shares does not exceed 20% of the A Shares or H Shares in issue on the date of passing of the special resolution, respectively.

The resolutions proposed at the AGM for the shareholders’ review include: (o) the Duty Report of the Independent Directors for the year 2008, and (p) the Report on the Status of Connected Transactions and Execution of Connected Transaction Management System of the Company for the year 2008.

In order to enable you to have a better understanding on the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed resolutions to be approved and reviewed at the AGM (see Appendix I), the biographical details of the Directors candidates and Supervisors candidates subject to election or re-election (see Appendix II), the Duty Report of the Independent Directors for the year 2008 (see Appendix III), the Report on the Status of Connected Transactions and Execution of Connected Transaction Management System of the Company for the year 2008 (see Appendix IV), the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings (see Appendix V), the proposed amendments to the Procedural Rules for the Board of Directors Meetings (see Appendix VI), and the proposed amendments to the Procedural Rules for the Supervisory Committee Meetings (see Appendix VII).

3.	THE AGM

The proxy form and the reply slip of the AGM are also enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form should be returned to Computershare Hong Kong Investor Services Limited and for holders of A Shares, the proxy form should be returned to the Company’s Board Secretariat Department in person or by post not less than 24 hours before the time stipulated for convening the AGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending, and voting at, the AGM or at any adjourned meeting if you so wish.

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat Department (for holders of A Shares) on or before 4 May 2009.

4.	VOTING BY POLL

According to the Articles of Association, resolutions at a shareholders’ general meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; (ii) at least two shareholders entitled to vote, present in person or by proxy; (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

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According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will demand a poll in relation to all the proposed resolutions at the AGM.

5.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends shareholders to vote in favour of all the proposed resolutions.

Yours faithfully,
By Order of the Board
Yang Chao
Chairman

Commission File Number 001-31914

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of China Life Insurance Company Limited (the “Company”) will be held on Monday, 25 May 2009 at 9:30 a.m. at conference room, Level 31, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2008.

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2008.

3.	To consider and approve the Audited Financial Statements of the Company and the Auditor’s Report for the year ended 31 December 2008.

4.	To consider and approve the profit distribution and cash dividend distribution plan of the Company for the year 2008.

5.	To consider and approve the remuneration of Directors and Supervisors of the Company.

6.	To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively, as the PRC auditor and international auditor of the Company for the year 2009 and to authorize the Board of Directors to determine their remuneration.

7.	To consider and approve the resolution for the election of the Directors of the third session of Board:

(1)	to consider and approve Mr. Yang Chao as the Executive Director;

(2)	to consider and approve Mr. Wan Feng as the Executive Director;

(3)	to consider and approve Mr. Lin Dairen as the Executive Director;

(4)	to consider and approve Ms. Liu Yingqi as the Executive Director;

(5)	to consider and approve Mr. Miao Jianmin as the Non-executive Director;

(6)	to consider and approve Mr. Shi Guoqing as the Non-executive Director;

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(7)	to consider and approve Ms. Zhuang Zuojin as the Non-executive Director;

(8)	to consider and approve Mr. Sun Shuyi as the Independent Non-executive Director;

(9)	to consider and approve Mr. Ma Yongwei as the Independent Non-executive Director;

(10)	to consider and approve Mr. Sun Changji as the Independent Non-executive Director;

(11)	to consider and approve Mr. Bruce Douglas MOORE as the Independent Non-executive Director.

8.	To consider and approve the resolution for the election of the non-employee representative Supervisors of the third session of Supervisory Committee:

(1)	to consider and approve Ms. Xia Zhihua as the non-employee representative Supervisor;

(2)	to consider and approve Mr. Shi Xiangming as the non-employee representative Supervisor;

(3)	to consider and approve Mr. Tian Hui as the non-employee representative Supervisor.

9.	To consider and approve the resolution on the renewal of liability insurance for the Directors and senior management officers.

10.	To review the Duty Report of the Independent Directors for the year 2008.

11.	To review the Report on the Status of Connected Transactions and Execution of Connected Transaction Management System of the Company for the year 2008.

SPECIAL RESOLUTIONS

12.	To consider and approve the following proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors and its attorney to make further amendments which in its opinion may be necessary, desirable and expedient in accordance with the applicable laws and regulations, and as may be required by China Insurance Regulatory Commission (“CIRC”) and other relevant authorities.

The amended Articles of Association as referred to in this special resolution shall come into effect following the relevant approvals from CIRC are obtained.

I.	Paragraph 4 of Article 7 of the original Articles of Association shall be amended to read as:

“Other senior management officers” as used in the Company’s Articles of Association refer to the president’s assistant, the secretary to the board of directors, chief financial officer, chief compliance officer and senior specialized managers such as the chief actuary of the Company who are appointed as required.

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II.	Article 23 of the original Articles of Association shall be amended to read as:

The Company must prepare a balance sheet and an inventory list of its assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of its registered capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right within thirty (30) days of receipt of the notice from the Company or, in the case of failure to receive such notice, within forty-five (45) days of the date of the announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital must not, after the reduction in capital, be less than the minimum amount required by law.

III.	Article 24 of the original Articles of Association shall be amended to read as:

In the following circumstances, the Company may, subject to the procedures as provided in the Articles and the approval of the relevant governing authority of the State or other regulatory authorities, repurchase its outstanding shares:

(1)	to cancel the shares for the purpose of reducing its registered capital;

(2)	to merge with other companies holding the stocks of the Company;

(3)	to award the shares to the employees of the Company;

(4)	any shareholder requesting the Company to repurchase his shares due to his objection to any resolution in respect of the merger or division of the Company;

(5)	other circumstances permitted by laws or administrative regulations.

IV.	Article 42 of the original Articles of Association shall be amended to read as:

No change may be made in the register of shareholders of H Shares for the purpose of share transfer within thirty (30) days prior to the date of a shareholders’ general meeting, or within five (5) days prior to the record date for the Company’s distribution of dividends. Any changes in the register of shareholders of A Shares shall be subject to applicable provisions of PRC laws and regulations.

V.	Article 60 of the original Articles of Association shall be amended to read as:

The shareholders’ general meeting shall have the following functions and powers:

(1)	to decide on the Company’s operational policies and investment plans;

(2)	to elect and replace directors who are not employee representatives and ton decide on the matters relating to the remuneration of the directors;

(3)	to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

(4)	to consider and approve the Report of the Board of Directors;

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(5)	to consider and approve the Report of the Supervisory Committee;

(6)	to consider and approve the Company’s proposed annual preliminary and financial budgets;

(7)	to consider and approve the Company’s profit distribution plans and loss recovery plans;

(8)	to decide on the increase or reduction of the Company’s registered capital;

(9)	to decide on matters such as merger, division, dissolution and liquidation of the Company or change in corporate form;

(10)	to decide on the issuance of debentures by the Company;

(11)	to decide on the appointment, dismissal and non-reappointment of the accountants of the Company;

(12)	to amend the Company’s Articles of Association;

(13)	to consider motions raised by shareholders who represent three percent (3%) or more of the voting shares of the Company;

(14)	to consider and approve guarantees as set out under Articles 61;

(15)	to consider the Company’s purchases or sales of material assets within a year which exceeds thirty percent (30%) of the latest audited total assets of the Company;

(16)	to consider and approve any changes to the use of proceeds;

(17)	to consider share incentive plan;

(18)	to decide on matters which are required by law, administrative regulation or the Company’s Articles of Association to be approved by shareholders in general meetings.

The foregoing functions and powers of the shareholders’ general meeting shall not be exercised by the board of directors or any other body or individual on its behalf by means of authorization.

VI.	Article 68 of the original Articles of Association shall be amended to read as:

When the Company convenes a shareholders’ general meeting, the board of directors, the supervisory committee, or shareholder(s) individually or jointly holding three percent (3%) or more of the total voting shares in the Company shall have the right to propose motions in writing to the Company.

Shareholder(s) individually or jointly holding three percent (3%) or more of the total voting shares in the Company may propose provisional motions in writing to the convenor sixteen (16) days prior to the convocation of a shareholders’ general meeting. Upon receipt of the provisional motions, the convenor shall issue a supplemental notice of the shareholders’ general meeting announcing such provisional motions fourteen (14) days prior to the convocation of the shareholders’ general meeting. The provisional motions shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific resolution matters.

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Except for the circumstance set forth in the preceding paragraph, the convenor shall not amend any motions set out in the notice of the shareholders’ general meeting or add any new proposals after issuing such notice.

The convenor mentioned in the Articles of Association means the board of directors, the supervisory committee or shareholder(s) individually or jointly holding ten percent (10%) or more of the total voting shares in the Company at the proposed meeting, all of whom are entitled to convene a shareholders’ general meeting, as provided by the Articles of Association of the Company.

No shareholders’ general meeting shall vote and approve any motions not specified in the notice of general meeting or not complying with Articles 67.

VII.	Paragraph 2 of Article 69 of the original Articles of Association shall be amended to read as:

No shareholders’ general meeting shall decide on any matter not specified by the notice thereof.

VIII.	Paragraph 1 of Article 71 of the original Articles of Association shall be amended to read as:

Unless otherwise provided by paragraph 2 of Article 249 of the Articles of Association, the notice of the shareholders’ general meeting shall be sent to shareholders (regardless of whether any shareholder has the voting right at the general meeting) by personal delivery or pre-paid post. The address of the recipient shall be subject to that specified in the register of members. In the case of the domestic shareholders, the notice of the shareholders’ general meeting may be made by way of announcement.

IX.	Paragraph 1 of Article 81 of the original Articles of Association shall be amended to read as:

Any form issued to a shareholder by the board of directors for the appointment by such shareholder of a proxy to attend and vote at the meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote for or against the motions or abstain from voting, such instructions being given in respect of each individual matter to be voted at the meeting. Such a form shall contain a statement that in the absence of specific instructions from the shareholder, the proxy may vote at his discretion.

X.	Paragraph 1 of Article 86 of the original Articles of Association shall be amended to read as:

At annual shareholders’ general meeting, the board of directors and the supervisory committee shall report their work performance in the preceding year to the shareholders’ general meeting. Each independent director shall also report his work performance.

XI.	Article 91 of the original Articles of Association shall be amended to read as:

On a poll taken at a meeting, a shareholder (including a proxy) entitled to two (2) or more votes is not required to cast all his votes for or against any motion or to abstain on all his votes.

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XII.	Article 92 of the original Articles of Association shall be deleted.

XIII.	Paragraphs 1 and 2 of Article 100 of the original Articles of Association shall be amended respectively to read as:

The shareholders’ general meeting shall be convened by board of directors and chaired by the chairman of the board of directors. If the chairman is unable to attend the meeting for any reason, the vice-chairman of the board of directors (if appointed by the Company) shall preside over the meeting. If the vice-chairman of the board of directors is not appointed by the Company or is unable or fails to perform his duties, the shareholders’ general meeting shall be presided over by a director nominated by more than half of the directors.

The shareholders’ general meeting convened by the supervisory committee on its own initiative shall be presided over and chaired by the chairman of the supervisory committee. If the chairman of the supervisory committee is unable or fails to perform his duties, the shareholders’ general meeting shall be presided over by a supervisor nominated by more than half of the supervisors.

XIV.	Paragraphs 1, 2 and 6 of Article 125 of the original Articles of Association shall be amended respectively to read as:

Directors other than employee representatives shall be elected at the shareholders’ general meeting, and employee directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means, and in each case a director’s term of office shall be three years, renewable upon re-election when it expires.

A written notice setting forth the intention of nominating candidates for directors and willingness of such candidates to accept such nomination shall be delivered to the Company seven (7) days prior to the convocation of the shareholders’ general meeting.

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution replace any director who is not an employee representative before the expiration of his term of office (however, the director’s claim for compensation arising from his removal under any contract shall not be affected thereby).

XV.	Paragraph 2 of Article 141 of the original Articles of Association shall be amended to read as:

Unless otherwise provided by applicable laws, administrative regulations, departmental bylaws and the Articles of Association, other than the board of directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (12) of this Article which shall be passed by the affirmative vote of more than two-thirds of all directors, the board of directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of all directors.

XVI.	Article 145 of the original Articles of Association shall be amended to read as:

Meetings of the board of directors are held both on regular and an ad hoc basis. Regular meetings are convened by the chairman at least four times a year, at approximately quarterly intervals and fourteen (14) days’ notice is given to all directors before such meetings. Regular meetings of the board of directors is excluded the resolutions in writing circulated

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and approved by the board. In case of emergency, an extraordinary meeting of the board of directors may be convened upon request by shareholders representing more than one-tenth of voting shares of the Company, more than one-third of all directors, the supervisory committee, more than two (2) independent directors, the chairman, or president of the Company.

XVII.	Article 146 of the original Articles of Association shall be amended to read as:

Notice of regular and extraordinary meetings of the board of directors may be delivered by hand, via facsimile, by express delivery service, by registered mail or by email. The notice period for regular meetings shall be no less than fourteen (14) days and the notice period for extraordinary meetings shall be no less than two (2) days but can be less than fourteen (14) days.

XVIII.	Article 149 of the original Articles of Association shall be amended to read as:

Meetings of the board of directors shall be held only if more than half of the directors (including any alternative director appointed pursuant to Article 115 of the Company’s Articles of Association) are present.

Each director shall have one (1) vote. Unless otherwise provided for in the Company’s Articles of Association, a resolution of the board of directors must be passed by the majority of the directors of the Company. No board resolution concerning any connected transaction will become effective without the signatures of the independent (non-executive) directors.

Where there is a tie of votes cast both for and against a resolution, the chairman of the board of directors shall have no more casting vote.

XIX.	Article 156 of the original Articles of Association shall be amended to read as:

The secretary of the Company’s board of directors shall be a natural person who has the requisite professional knowledge and experience, and shall be appointed by the board of directors. His primary responsibilities are to:

(1)	organize and prepare meetings of the board of directors and shareholders’ general meetings pursuant to statutory procedures and requirements;

(2)	produce and keep records of shareholders’ general meetings and meetings of the board of directors as well as other meeting materials and documents;

(3)	communicate and liaise between the Company and related parties and the regulatory authorities of the place where the Company is listed;

(4)	ensure that the Company prepare and deliver, in accordance with law, the reports and documents required by competent authorities;

(5)	administer the Company’s affairs including information disclosure and investor relations;

(6)	carry out the Company’s equity administration matters, maintain materials setting forth the holding of the Company’s shares by the Company’s directors, supervisors, senior management officers, controlling shareholders and such shareholders’ directors, supervisors and senior management officers, and disclose any change in shareholding by the Company’s directors, supervisors and senior management officers;

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(7)	assist shareholders, directors and supervisors in exercising rights and performing duties;

(8)	perform other duties as required by laws, administrative regulations, bylaws and applicable provisions.

XX.	Article 203 of the original Articles of Association shall be amended to read as:

The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of annual general meeting. Each shareholder shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

Unless otherwise provided by paragraph 2 of Article 249 of the Company’s Articles of Association, the Company shall deliver to each shareholder of overseas listed foreign shares by prepaid mail at the address registered in the register of shareholders such reports, together with copies of the board of directors report, no later than twenty-one (21) days before the date of annual general meeting of the shareholders.

XXI.	Article 212 of the original Articles of Association shall be moved before Article 211 of the original Articles of Association, and Article 211 of the original Articles of Association shall be amended to read as:

The Company’s profit distribution shall focus on a reasonable investment return for investors and its profit distribution policies shall be sustainable and steady.

The Company may distribute dividends in the form of cash or shares and may distribute interim dividends in the form of cash. The Company’s dividend shall not bear interest, unless the Company fails to distribute the dividends to the shareholders on the day when dividend was due to have been distributed.

Unless otherwise provided by applicable laws and regulations, any public issue of the Company’s securities shall be conditioned upon that the cumulative profits distributed in cash over the past three years by the Company shall be no less than thirty percent (30%) of the average annual distributable profit under the PRC Generally Accepted Accounting Principles achieved over the past three years.

The average annual distributable profit under the PRC Generally Accepted Accounting Principles achieved over the past three years means the simple average over the past three years of the Company’s profits after tax minus the sum of the provision to make up for any loss and the statutory fund accrued as ascertained under the PRC Generally Accepted Accounting Principles.

The dividend paid by the Company shall not exceed its distributable profit. If the Company’s solvency falls short of one hundred percent (100%) of the regulatory requirement, the Company shall not distribute profit to its shareholders; if the Company’s solvency falls short of one hundred fifty percent (150%) of the regulatory requirement, the lower of the following two factors shall be taken as the basis for profit distribution:

1.	the distributable profit as ascertained under the Accounting Standards for Business Enterprises; or

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2.	the residual overall income ascertained pursuant to the preparation rules of the Company’s solvency report.

The distributable profit means the lesser of the Company’s profits after tax for the current year ascertained by the PRC Generally Accepted Accounting Principles or Hong Kong Financial Reporting Standards minus the sum of the provision to make up for any loss and the statutory fund accrued.

In case of any profit for the current year without any cash profit distribution plan presented, relevant information shall be disclosed in the annual report.

XXII.	Chapter 19 of the original Articles of Association shall be amended as:

(1)	The title of Chapter 19 of the original Articles of Association “Labor and Personnel Management System” shall be amended to read as “The Company’s Relevant Bylaws”.

(2)	Articles 228-231 of the original Articles of Association shall be combined into one article and serve as paragraphs 1 to 4 thereof respectively.

(3)	Four articles shall be added as follows after the Article 231 of the original Articles of Association and the numbering of all following articles shall be amended accordingly as followed:

New Article 228:

The Company shall formulate internal governance policies on connected transactions for the purpose of regulating connected transactions between the Company and its connected parties in accordance with applicable laws, regulations and regulatory provisions and shall report to competent regulatory authorities or disclose connected transactions promptly pursuant to applicable provisions.

New Article 229:

The Company shall institute internal control mechanism for disclosure and appoint dedicated personnel responsible for disclosure matters in accordance with applicable laws, regulations and regulatory provisions.

The Company shall disclose finance, risk and governance structure information in accordance with applicable laws, regulations and regulatory provisions, and ensure the authenticity, accuracy and completeness of the information disclosed.

New Article 230:

The Company shall establish an internal control system commensurate with its business nature and asset scale and conduct regular inspections and evaluations of the completeness and effectiveness of its internal control.

The Company shall institute a compliance governance mechanism and conduct regular inspections and evaluations of its compliance with laws, regulations, regulatory provisions and internal governance system.

New Article 231:

The Company shall establish and improve an internal control system to curb money laundering and perform its anti-money laundering obligation pursuant to the applicable provisions including the Anti-Money Laundering Law of the People’s Republic of China.

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XXIII.	Paragraph 3 of Article 226 of the original Articles of Association shall be amended to read as:

Where a written notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding two sub-paragraphs, a copy of such statement shall be placed at the Company for shareholders’ inspection. Unless otherwise provided by paragraph 2 of Article 249 of the Company’s Articles of Association, the Company shall also send a copy of such statement by prepaid mail to every shareholder of overseas listed foreign shares at the address registered in the register of shareholders.

XXIV.	Paragraph 2 of Article 233 of the original Articles of Association shall be amended to read as:

Unless otherwise provided by paragraph 2 of Article 249 of the Company’s Articles of Association, the foregoing document shall be delivered by mail to shareholder of overseas listed foreign shares at the address registered in the register of shareholders.

XXV.	Article 237 of the original Articles of Association shall be amended to read as:

If dissolution is necessary due to a merger or division of the Company, the Company shall be liquidated.

If the Company is dissolved and liquidated pursuant to the provisions of the preceding paragraph, it shall comply with the provisions of laws and administrative regulations.

If the Company is declared insolvent pursuant to law, insolvent liquidation shall be carried out in accordance with laws regarding enterprise insolvency.

XXVI.	Article 238 of the original Articles of Association shall be amended to read as:

If the Company is unable to pay off due debts, with consent from the competent insurance regulator, the people’s court will declare the Company insolvent. If an insurance company is declared insolvent, the people’s court will arrange insurance regulators, relevant authorities and professionals to form a liquidation committee to carry out liquidation.

Where the Company is dissolved or declared insolvent in accordance with law, the life insurance contracts and reserves held thereby shall be transferred to other insurance companies with life insurance business operation. If the Company fails to enter into transfer agreements with other insurance companies, the competent insurance regulator will designate insurance companies with life insurance business operation to receive the life insurance contracts and reserves. In case of any transfer or receipt of the life insurance contracts and reserves mentioned in the preceding paragraph resulting from designation of the competent insurance regulator, the legitimate right and interest of the insured and beneficiary shall be maintained.

XXVII.	Article 240 of the original Articles of Association shall be amended to read as:

The liquidation committee shall, within ten (10) days of its establishment, send notices to creditors and shall, within sixty (60) days of its establishment, publish an announcement at a newspaper.

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A creditor shall, within thirty (30) days of receipt of the notice, or for creditors who have not personally received such notice, within forty-five (45) days of the date of the announcement, claim its rights to the liquidation committee. In claiming its rights, the creditor shall explain relevant matters and provide evidential material in respect thereof. The liquidation committee shall register the creditor’s rights. In the course of claiming of creditors’ rights, the liquidation committee shall not make any repayment to creditors.

XXVIII.	Article 241 of the original Articles of Association shall be amended to read as:

During the liquidation period, the liquidation committee shall exercise the following functions and powers:

(1)	to sort out the Company’s assets and prepare a balance sheet and an inventory of assets respectively;

(2)	to notify the creditors or to publish announcements;

(3)	to dispose of and liquidate any uncompleted businesses of the Company;

(4)	to pay all outstanding taxes and taxes arising from the liquidation;

(5)	to settle claims and debts;

(6)	to deal with the surplus assets remaining after the Company’s debts have been repaid;

(7)	to represent the Company in any civil proceedings.

XXIX.	Article 242 of the original Articles of Association shall be amended to read as:

After it has sorted out the Company’s assets and after it has prepared the balance sheet and an inventory of assets, the liquidation committee shall formulate a liquidation plan and present it to the shareholders’ general meeting or to the people’s court for confirmation.

The Company’s assets shall be distributed in the order in accordance with laws and regulations. If there is no applicable law, such distribution shall be carried out in accordance with a fair and reasonable procedure determined by the liquidation committee.

Any surplus assets of the Company remaining after its debts have been repaid in accordance with the provisions of the preceding paragraph shall be distributed to its shareholders according to the class and the proportion of shares held.

During the liquidation period, the Company remains in existence; however, it shall not carry out any business activities irrelevant with liquidation. The Company’s assets shall not be distributed to its shareholders prior to repaying debts in accordance with the foregoing provisions.

XXX.	Article 243 of the original Articles of Association shall be amended to read as:

After sorting out the Company’s assets and preparing a balance sheet and an inventory of assets, the liquidation committee discovers that the Company’s assets are insufficient to repay the Company’s debts in full, the liquidation committee shall immediately apply with the people’s court for a declaration of insolvency.

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After the Company is declared insolvent by the people’s court, the liquidation committee shall transfer all matters arising from the liquidation to the people’s court.

XXXI.	Article 249 of the original Articles of Association shall be amended to read as:

Notices, communications or other written materials of the Company (including but not limited to annual reports, interim reports, quarterly reports, notice of meetings, listing documents, circulars to shareholders, proxy forms and extraordinary announcements) shall be sent by the following means:

(1)	by hand;

(2)	by mail;

(3)	by fax or email;

(4)	subject to laws, administrative regulations and relevant provisions of securities regulatory authority of the place where the Company is listed, by publishing on the website designated by the Company and the stock exchange;

(5)	by announcement on newspapers and other designated media;

(6)	by other means acceptable to securities regulatory authority of the place where the Company is listed.

Even otherwise provided in the Articles of Association regarding the release or notification manner of any notices, communications or other written materials, in compliance with the listing rules of the place where the Company is listed, the Company may choose to resort to the means set forth in sub-paragraph (4) in the first paragraph of this Article for releasing notices, communications or other written materials instead of delivery by hand or by postage prepaid mail of written documents to each shareholder of overseas listed foreign shares.

XXXII.	Article 250 of the original Articles of Association shall be deleted.

XXXIII.	Serial numbering of chapters and articles of the Articles of Association

If the serial numbering of the chapters and articles of the Articles of Association is changed due to the addition, deletion or re-arrangement of certain articles made in this amendment, the serial numbering of the chapters and articles of the Articles of Association as so amended shall be changed accordingly, including cross-references.

13.	To consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings of the Company as set out in Appendix V to this circular, and to authorize the Chairman of the Board of Directors and its attorney to make further amendments which in his opinion may be necessary and desirable in accordance with the requirements of relevant regulatory authorities and the stock exchange at the place where the Company is listed from time to time during the process of the Company’s application for approval. The amended Procedural Rules for the Shareholders’ General Meetings as appendix to the Articles of Association shall come into effect following the relevant approvals from CIRC are obtained.

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14.	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors Meetings of the Company as set out in Appendix VI to this circular, and to authorize the Chairman of the Board of Directors and its attorney to make further amendments which in his opinion may be necessary and desirable in accordance with the requirements of relevant regulatory authorities and the stock exchange at the place where the Company is listed from time to time during the process of the Company’s application for approval. The amended Procedural Rules for the Board of Directors Meetings as appendix to the Articles of Association shall come into effect following the relevant approvals from CIRC are obtained.

15.	To consider and approve the proposed amendments to the Procedural Rules for the Supervisory Committee Meetings of the Company as set out in Appendix VII to this circular, and to authorize the chairperson of the Supervisory Committee and its attorney to make further amendments which in his opinion may be necessary and desirable in accordance with the requirements of relevant regulatory authorities and the stock exchange at the place where the Company is listed during the process of the Company’s application to the relevant authority for approval. The amended Procedural Rules for the Supervisory Committee Meetings as appendix to the Articles of Association shall come into effect following the relevant approvals from CIRC are obtained.

16.	As special business, to authorize the Board of Directors of the Company to determine if the Company shall allot, issue and deal with domestic shares and overseas listed foreign shares (“H Shares”) independently or concurrently, according to the market conditions and the needs of the Company, provided that the respective number of shares shall not exceed 20% of the domestic shares or H Shares of the Company in issue on the date of the passing of this special resolution. However, notwithstanding the granting of the general mandate to the Board of Directors, any issue of new domestic shares would require another shareholders’ approval at a shareholders’ meeting in accordance with the relevant PRC laws and regulations.

The special resolution is as follows:

(1)	Subject to paragraphs (3) and (4) below and pursuant to the Company Law of the People’s Republic of China (the “Company Law”) and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed, the Board of Directors be granted a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with new shares during the Relevant Period (as hereinafter defined) and to determine the terms and conditions for the allotment and issue of new shares which include, without limitation, the following terms:

(a)	class and number of new shares to be issued;

(b)	price determination method of new shares and/or issue price (including price range);

(c)	the starting and closing dates for the issue;

(d)	class and number of the new shares to be issued to existing shareholders; and

(e)	the making or granting of offers, agreements and options which might require the exercise of such powers.

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(2)	The approval in paragraph (1) shall authorize the Board of Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period.

(3)	The aggregate nominal amount of the new domestic shares and new H Shares allotted, issued and dealt with conditionally or unconditionally (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (1), other than the shares issued pursuant to the Rights Issue (as hereinafter defined) or the rights to purchase the shares of the Company under any option scheme or similar arrangement, shall not exceed 20% of each class of the domestic shares and H Shares of the Company in issue as at the date of passing this resolution.

(4)	In exercising the powers granted in paragraph (1), the Board of Directors must (a) comply with the Company Law and the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed; and (b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the 12-month period following the passing of this resolution; and

(c)	the revocation or variation of the mandate granted under this resolution by a special resolution of the Company’s shareholders in a general meeting.

“Rights Issue” means the allotment or issue of shares in the Company or other securities which would or might require shares to be allotted and issued pursuant to an offer made to all the shareholders of the Company (excluding for such purpose any shareholder who is resident in a place where such offer is not permitted under the law of that place) and, where appropriate, the holders of other equity securities of the Company entitled to such offer, pro-rata (apart from fractional entitlements) to their existing holdings of shares or such other equity securities.

(6)	The Board of Directors, subject to the approval of the relevant authorities of the PRC and in accordance with the Company Law, be authorized to increase the registered capital of the Company to the required amount upon the exercise of the powers pursuant to paragraph (1) above.

(7)	The Board of Directors be authorized to sign the necessary documents, complete the necessary formalities and take other necessary steps to complete the allotment, issue and listing of new shares, provided that the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations (as amended from time to time) of the places where the Company is listed and the Articles of Association of China Life Insurance Company Limited.

(8)

Subject to the requirement of the relevant PRC authorities, the Board of Directors be authorized to make appropriate and necessary amendments to the Articles of Association of China Life Insurance Company Limited after completion of the allotment and issue of new shares according to the method, type and amount of the allotment and

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issue of new shares by the Company and the actual situation of the shareholding structure of the Company at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of the Company pursuant to the exercise of this mandate.

Note:	The English version of this notice is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.

By Order of the Board
Heng Kwoo Seng
Company Secretary

9 April 2009

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Directors:	Mr. Miao Jianmin, Mr. Shi Guoqing, Ms. Zhuang Zuojin

Independent Non-executive Directors:	Mr. Long Yongtu, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Chau Tak Hay, Mr. Cai Rang, Mr. Ngai Wai Fung

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Notes:

1. ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Saturday, 25 April 2009 to Monday, 25 May 2009 (both days inclusive), during which period no transfer of shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2009.

The Company will announce separately on the Shanghai Stock Exchange regarding details of A Share shareholders’ eligibility for attending the Annual General Meeting.

2. RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT LEGEL PERSONS, AND CLOSURE OF SHARE REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.23 per share (inclusive of tax), amounting to a total of approximately RMB6,501 million. If the dividend is distributed upon the approval of Resolution No.4 by the shareholders, the final dividend is expected to be paid on or about Monday, 3 August 2009 to the H Share shareholders whose names appear on the H Share register of members of the Company on Monday, 25 May 2009.

According to the Law on Corporate Income Tax of the People’s Republic of China and its implementing rules which came into effect on 1 January 2008 and other relevant rules, the Company is required to withhold corporate income tax at the rate of 10% before distributing the 2008 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of the non-individual registered shareholders. including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.

The H Share register of members of the Company will be closed from Saturday, 25 April 2009 to Monday, 25 May 2009 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2009.

The Company will announce separately on the Shanghai Stock Exchange regarding details of the arrangement regarding the distribution of 2008 final dividend to A Share shareholders.

3. PROXY

(1) Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2) The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of H Shares, the form of proxy and notarized power of attorney or other document of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours before the time appointed for the Annual General Meeting (Form of proxy for use at the Annual General Meeting is attached herewith).

(3) If a shareholder has appointed more than one proxy, such proxies shall only exercise the right to vote by poll.

4. REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1) A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2) Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting by courier, by post or by facsimile to the registered office of the Company on or before Monday, 4 May 2009.

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5. VOTING BY POLL

According to the Articles of Association, resolutions at a shareholders’ general meeting shall be decided by show of hands unless a poll is demanded before or after any vote on a show of hands. A poll may be demanded by (i) the Chairman of the meeting; (ii) at least two shareholders entitled to vote, present in person or by proxy; (iii) one or more shareholders present in person or by proxy holding individually or jointly 10% (inclusive) or more of the shares carrying the right to vote at the meeting.

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6. MISCELLANEOUS

(1) The Annual General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2) The address of Computershare Hong Kong Investor Services Limited is: Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3) The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is: Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4) The registered office of the Company is: Level 23, China Life Tower, 16 Chaowai Avenue, Chaoyang District, Beijing, the People’s Republic of China.

Postal code :	100020
Contact office :	Board Secretariat Department
Telephone No. :	86 (10) 8565 9549
86 (10) 8565 9427
Facsimile No. :	86 (10) 8525 2210

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APPENDIX I BUSINESS OF THE ANNUAL GENERAL MEETING

1.	REPORTS OF THE BOARD OF DIRECTORS AND THE SUPERVISORY COMMITTEE FOR THE YEAR 2008

According to the requirements of PRC Company Law, shareholders have the right to approve the reports of the Board of Directors and the Supervisory Committee. Pursuant to the Rules of Shareholders’ Meeting of Listed Companies of the China Securities Regulatory Commission, the Board of Directors and the Supervisory Committee should issue a report with respect to their work in the preceding year at the annual shareholders’ meeting. The Company’s working report of the Board of Directors for the year 2008 is set out in the section headed “Report of the Board of Directors” of the Company’s 2008 Annual Report. The Company’s working report of the Supervisory Committee for the year 2008 is set out in the section headed “Report of the Supervisory Committee” of the Company’s 2008 Annual Report.

2.	AUDITED FINANCIAL STATEMENTS AND AUDITOR’S REPORT FOR THE YEAR 2008

Audited financial statements and auditor’s report for the year 2008 are set out in the audited financial statements of the Company’s 2008 Annual Report.

3.	PROFIT DISTRIBUTION AND CASH DIVIDEND DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2008

Under the PRC Accounting Standards, after the Company appropriated RMB1,009 million, being 10% of the net profit of the Company for the year 2008, to the discretionary surplus reserve fund, the Company proposed the payment of a cash dividend of RMB0.23 (inclusive of tax) per share totalling approximately RMB6,501 million to all shareholders of the Company, based on a total of 28,264,705,000 issued shares of the Company.

4.	REMUNERATION OF DIRECTORS AND SUPERVISORS

The total remuneration of the existing Directors for the year 2008 as at the date of despatch of this circular for the Annual General Meeting was RMB8,180,000. The total remuneration of the existing Supervisors for the year 2008 as at the date of despatch of this circular for the Annual General Meeting was RMB4,050,000. The remuneration of the Directors and Supervisors for the year 2009 shall be as follows:

(1) Remuneration of the Directors

Remuneration of the executive Directors for the year 2009 shall be implemented in accordance with China Life Insurance Company Limited – Interim Management Measures on Remuneration of Directors, Supervisors and Senior Management Officers as approved at the shareholders’ general meeting. In case the applicable national policy is amended, such remuneration shall be adjusted accordingly and shall be proposed at the Company’s annual general meeting for the year 2010 for shareholders’ approval.

Non-executive Directors of the Company will not receive any remuneration from the Company.

The annual total remuneration of each Independent Non-executive Director shall be RMB300,000 in accordance with the

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plan as approved at the Board meeting. In view of the responsibilities to be undertaken by the members of the Audit Committee, the remuneration of each member of the Audit Committee shall increase by RMB20,000 per annum.

(2) Remuneration of the Supervisors

Remuneration of the chairperson of Supervisory Committee for the year 2009 shall be implemented in accordance with China Life Insurance Company Limited – Interim Management Measures on Remuneration of Directors, Supervisors and Senior Management Officers as approved at the shareholders’ general meeting. In case the applicable national policy is amended, such remuneration shall be adjusted accordingly and shall be proposed at the Company’s annual general meeting for the year 2010 for shareholders’ approval.

Remuneration of internal Supervisors for the year 2009 shall be implemented in accordance with China Life Insurance Company Limited – Interim Management Measures on Remuneration of Employees as approved at the shareholders’ general meeting. The results of implementation shall be proposed at the Company’s annual general meeting for the year 2010 for shareholders’ approval.

The annual total remuneration of each external Supervisor shall be RMB150,000 in accordance with the plan as approved at the Board meeting.

5.	RE-APPOINTMENT OF PRC AND INTERNATIONAL AUDITORS AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THEIR REMUNERATION

The Board of Directors proposed to re-appoint PricewaterhouseCoopers Zhong Tian Certified Public Accountants Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively as the PRC auditor and international auditor of the Company for the year 2009 and to authorize the Board of Directors of the Company to determine their remuneration.

6.	PROPOSED ELECTION OF DIRECTORS AND SUPERVISORS

As the term of office for the second session of Board will expire soon, pursuant to the PRC Company Law and the Articles of Association, the Board proposed the re-election of Board. The proposed third session of Board shall comprise 11 Directors, among whom Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE are Independent Non-executive Director candidates.

Subject to the approval of the shareholders at the AGM, the current executive Directors of the Company Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi, and the current non-executive Directors of the Company Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin will be re-elected for another term of office.

Subject to the approval of the shareholders at the AGM, the current Independent Non-executive Directors of the Company Mr. Sun Shuyi and Mr. Ma Yongwei will be re-elected for another term of office. Subject to the approval of the shareholders at the AGM and the approval of CIRC, Mr. Sun Changji and Mr. Bruce Douglas MOORE will be elected as the new Independent Non-executive Directors of the third session of Board.

As the term of office for the second session of Supervisory Committee will expire soon, the Supervisory Committee proposed the re-election of Supervisory Committee. The proposed third session of Supervisory Committee shall comprise 5

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Supervisors, including 2 employee representative Supervisors. Subject to the approval of shareholders at the AGM, the existing Supervisors Ms. Xia Zhihua and Mr. Tian Hui will be re-elected as members of the third session of Supervisory Committee. Subject to the approval of the shareholders at the AGM, Mr. Shi Xiangming will be elected as the Supervisor of the third session of Supervisory Committee. The election of the employee representative Supervisors shall be subject to the approval by the employee representative meeting of the Company.

Biographical details of the Directors candidates and Supervisors candidates are set out in Appendix II to this circular.

7.	RENEWAL OF LIABILITY INSURANCE FOR DIRECTORS AND SENIOR MANAGEMENT OFFICERS

The Board of Directors proposed to decrease the amount of liability insurance for the Directors and senior management officers for the period from July 2009 to July 2010 to U.S. dollar 50 million, and proposed the AGM to authorise the senior management officers to renew the liability insurance, decide on the insurance plan and implement all related work.

8.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND RELEVANT PROCEDURAL RULES

The existing Articles of Association was adopted at the shareholders’ general meeting on 27 October 2008 and came into effect on 31 December 2008 upon approval by CIRC. Pursuant to the PRC Insurance Law, the Opinions on Regulating the Articles of Association of Insurance Companies of CIRC and the requirements of CIRC and relevant securities supervisory authority, certain amendments are proposed to be made to the Articles of Association.

The proposed amendments to the Articles of Association deal with matters relating to a number of areas, including, among other things:

a) provisions in relation to the means of the Company’s corporate communication;

b) provisions in relation to the insolvency;

c) provisions in relation to the management of connected transactions, disclosure of information, compliance and internal control, and anti-money laundering; and

d) provisions in relation to the cash dividend policy of the Company.

The proposed amendments to the Articles of Association will become effective subject to the approval by shareholders by way of a special resolution at the AGM and the approval from CIRC. The full text of the proposed amendments to the Articles of Association is set out in the Notice of the Annual General Meeting of the Company dated 9 April 2009.

To reflect amendments to be made to the Articles of Association, it will also be proposed to the AGM for the shareholders to consider and approve the amendments to the Procedural Rules for the Shareholders’ General Meetings, the Procedural Rules for Board of Directors Meetings and the Procedural Rules of Supervisory Committee Meetings as appendices to the Articles of Association. Such proposed amendments will become effective upon shareholders’ approval at the AGM and the approval of CIRC. The full text of the proposed amendments to the Procedural Rules for the Shareholders’ General

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Meetings, the Procedural Rules for the Board of Directors Meetings and the Procedural Rules of Supervisory Committee Meetings are set out in Appendix V, Appendix VI and Appendix VII to this circular respectively.

9.	GRANT OF GENERAL MANDATE TO ISSUE NEW SHARES

The purpose of the proposed special resolution no. 16 as set out in the Notice of Annual General Meeting of the Company dated 9 April 2009 is to seek approval from the shareholders in the AGM to grant a general mandate to the Board of Directors to allot, issue and deal with new shares of the Company subject to the applicable laws, rules and regulations. The Board of Directors states that the Company currently has no plan to issue any new shares.

10.	DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2008

Pursuant to the requirements under the Interim Management Measures on Independent Directors of Insurance Companies of CIRC, Independent Directors shall make a report in respect of their duties for the year 2008 at the Annual General Meeting. Such report will be submitted at the Annual General Meeting for shareholders’ review but no shareholders’ approval is required. The Duty Report of the Independent Directors for the year 2008 is set out in Appendix III to this circular for shareholders’ information.

11.	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND EXECUTION OF CONNECTED TRANSACTION MANAGEMENT SYSTEM FOR THE YEAR 2008

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies of CIRC, the Board of Directors of the Company shall make a report in respect of the status of connected transactions and execution of the connected transaction management system for the year 2008 at the Annual General Meeting. Such report will be submitted at the Annual General Meeting for shareholders’ review but no approval is required. The Report on the Status of the Connected Transactions of the Company and Execution of the Connected Transaction Management System of the Company for the year 2008 is set out in Appendix IV to this circular for shareholders’ information.

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APPENDIX II BIOGRAPHICAL DETAILS OF THE

PROPOSED DIRECTORS AND SUPERVISORS

I.	Particulars of the executive Directors candidates:

Mr. Yang Chao, born in 1950

Mr. Yang became the Chairman of the Company in July 2005, the President of China Life Insurance (Group) Company in May 2005 and the Chairman of China Life Property and Casualty Insurance Company Limited in December 2006. Between May 2005 and January 2006, he was the President of the Company. Between 2000 and 2005, Mr. Yang was the Chairman and President of both China Insurance (Holdings) Company Limited and China Insurance H.K. (Holding) Company Limited. Mr. Yang graduated from Shanghai International Studies University and Middlesex University in the United Kingdom, majored in English and Business Administration, and had obtained a Master’s degree in Business Administration. Mr. Yang, a Senior Economist, has more than 30 years of experience in the insurance and banking industries, and was awarded special allowance by the State Council. He is currently the Vice President of National Association of Financial Market Institutional Investors, the Chairman of the Chairmanship of China Federation of Industrial Economics, the member of Shanghai International Financial Center Construction Advisory Committee and the member of Association for Relations Across the Taiwan Straits.

Mr. Wan Feng, born in 1958

Mr. Wan became the President of the Company in September 2007, and at the same time Vice President of China Life Insurance (Group) Company and a Director of China Life Pension Company Limited. He became an Executive Director of the Company from June 2006 and served as the Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board of Directors to authorize Mr. Wan Feng to be responsible for the day-to-day operations and management of the Company. He became a Director of China Life Property and Casualty Insurance Company Limited from November 2006, and became a Director of China Life Insurance Asset Management Company Limited from January 2006. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, MBA from Open University of Hong Kong, and Doctorate in Finance from Nankai University in Tianjin. Mr. Wang, a Senior Economist, has 27 years of experience in the life insurance industry, and was awarded special allowance by the State Council. He is currently the Director of China Life Charity Foundation, the Deputy Director of China Association of Actuaries, the Deputy Director of Insurance Association of China, the executive Director of Insurance Institute of China and Director of China Insurance Guarantee Fund Committee.

Mr. Lin Dairen, born in 1958

Mr. Lin became an Executive Director of the Company from 27 October 2008. He served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, a Senior Economist, works in life insurance for 27 years and has accumulated extensive experience in operation and management. He is currently the executive director of Insurance Institute of China, the standing Director of the China Association for Labour Studies, the executive Director of Peking University China Center for Insurance and Social Security Research.

Ms. Liu Yingqi, born in 1958

Ms. Liu became an Executive Director of the Company on 27 October 2008. Ms. Liu served as the Vice President of the Company

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since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became the Director of China Life Pension Company Limited in November 2006. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982, Ms. Liu has over 22 years of experience in operation and management of the life insurance business and insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.

Each of Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi will enter into a service contract with the Company and their term of office shall be effective on its commencement date and expire on the expiry of the term of the third session of Board of Directors, and is renewable upon re-election when it expires.

Currently, the emoluments of the Company’s executive Directors are as follows: an executive Director does not receive director’s fee but receive corresponding emolument in accordance with his/her position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for executive Directors. The emolument of executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board meeting and the shareholders’ general meeting.

Save as disclosed above, Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, are not connected with any directors, senior management officers or substantial or controlling shareholders of the Company, and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of Mr. Yang Chao, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

II.	Particulars of the non-executive Directors candidates:

Mr. Miao Jianmin, born in 1965

Mr. Miao Jianmin became a Non-Executive Director of the Company on 27 October 2008. Mr. Miao became the Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Insurance Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council) and the Director of the Insurance Association of China, and was awarded special allowance by the State Council. Mr. Miao graduated from the post-graduate division of the People’s Bank of China with a major in money and banking in 1989. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Shi Guoqing, born in 1952

Mr. Shi became a Non-Executive Director of the Company in 2004. Mr. Shi is also the Vice President of China Life Insurance (Group) Company from August 2003, and the Chairman of China Life Insurance (Overseas) Co., Ltd., Chairman of China Life-CMG, Director of Beijing Oriental Plaza Company Limited, Director of Hong Kong Huiyen Holding Company Limited, Director of China World Trade Center Limited, Director of China World Trade Center Company Limited, Director of China World Trade

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Investments Limited, Chairman of Shanghai PICC Tower Limited, and Director of Shanghai Lujiazui Finance & Trade Zone United Development Co., Ltd. Mr. Shi graduated from Foreign Trade and Business College of Beijing in 1976. Mr. Shi, a Senior Economist, has over 30 years of experiences in the insurance industry, and has accumulated extensive experiences both in the operation and management of insurance business.

Ms. Zhuang Zuojin, born in 1951

Ms. Zhuang became a Non-Executive Director of the Company from June 2006, and served as the Vice President of China Life Insurance (Group) Company from August 2003, Director of China Life Insurance Asset Management Company Limited from June 2004. She acted as a Director of China Life Franklin Asset Management Company Limited from May 2006 and a Director of China Life-CMG from June 2000. Ms. Zhuang graduated from Correspondence College of CCP School, majored in Economics and Management, and studied Probability and Statistics (major in Insurance Actuary) in Zhejiang University from September 1998 to January 2000. Ms. Zhuang, a Senior Accountant, has worked in the insurance industry for over 28 years, and has accumulated extensive experiences both in the operation and management of insurance businesses. She is currently the Vice President of Financial Accounting Society of China.

Each of Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin will enter into a service contract with the Company, and their term of office shall be effective on its commencement date and expire on the expiry of the term of the third session of Board of Directors, and is renewable upon re-election when it expires. As a non-executive Director of the Company, Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin will not receive any director’s fee, committee fee or compensation from the Company.

Save as disclosed above, Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, are not connected with any directors, senior management officers or substantial or controlling shareholders of the Company, and do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of Mr. Miao Jianmin, Mr. Shi Guoqing and Ms. Zhuang Zuojin which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

III.	Particulars of the Independent Non-Executive Directors candidates

Mr. Sun Shuyi, born in 1940

Mr. Sun became an Independent Non-Executive Director of the Company in 2004, and concurrently serves as the Independent Director of CNOOC Offshore Oil Engineering Company Limited, the Independent Non-Executive Director of Sinotrans Limited and the Independent Non-Executive Director of Dongfeng Motor Group Company Limited. He is the Executive Vice President of China Federation of Industrial Economics, Vice Chairman of United China Enterprise Association, Executive Vice President of China Enterprise Association, Deputy Supervisor of China Brand Promotion Committee, Member of the 10th Chinese People’s Political Consultative Conference. From 1993 to 2001, Mr. Sun acted as the Deputy General Manager of General Office of the Central Steering Committee of Financial Affairs of China, Deputy Minister of Ministry of Labour, Deputy Party Secretary of Central Government Enterprise Working Committee. Mr. Sun graduated from the University of Science and Technology of China in 1963 and is a Senior Engineer and Certified Public Accountant.

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Mr. Ma Yongwei, born in 1942

Mr. Ma became an Independent Non-Executive Director of the Company in 2006. Mr. Ma has been a member of the Standing Committee of National Committee of Chinese People’s Political Consultative Conference since 2003. He was the Chairman of China Insurance Regulatory Commission from 1998 to 2002. From 1996 to 1998, he served as the Chairman and President of former China Insurance Group Company. From 1994 to 1996, he served as the Chairman and President of former People’s Insurance Company of China. From 1984 to 1994, Mr. Ma served as Governor of Agricultural Bank of China. Mr. Ma graduated from Finance Department of Liaoning Finance and Economic University in 1966. Mr. Ma, a Researcher, has over 37 years of experience in the banking industry and the insurance industry.

Mr. Sun Changji, born in 1942

From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as Section Head, Workshop Director, Deputy Factory Manager and Factory Manager. In July 1991, he was appointed as Deputy Director-general of the production department of the Ministry of Machinery Industry of the PRC, and he became Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became First Deputy Director-general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as President of China Orient Asset Management Corporation. He became Vice Chairman of Bank of China in November 2000, Vice Chairman of Bank of China (Hong Kong) Limited in September 2001 and Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served as Vice Chairman of Bank of China (Hong Kong) Limited only and Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, now a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

Mr. Bruce Douglas MOORE, born in 1949

From 2002 to 2007, Mr. MOORE was Partner in charge of Asian actuarial services for Ernst & Young. He was based in Beijing in this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2002, he was the head of international actuarial services in New York with Ernst & Young. In Tokyo, he was responsible for Japan actuarial services. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. MOORE graduated from Brown University in 1971, majoring in applied mathematics. Mr. MOORE is an FSA, FCAS, MAAA and CFA. Mr. Bruce has over 35 years of experience serving the insurance industry as an executive or a consultant.

Each of Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE will enter into a service contract with the Company, and except Mr. Sun Shuyi and Mr. Ma Yongwei, their term of office shall be effective on its commencement date and expire on the expiry of the term of the third session of Board of Directors, and is renewable upon re-election when it expires. Since Mr. Sun Shuyi became the Company’s Independent Non-executive Director in June 2004 and Mr. Ma Yongwei became the Company’s Independent Non-executive Director in March 2006, in accordance with the Guidance Opinion on the Establishment of the Independent Director System in the Public Companies of China Securities Regulatory Commission, Mr. Sun Shuyi and Mr. Ma Yongwei cannot act as Independent Non-executive Director of the Company for more than six years. The Company shall elect relevant Independent Non-executive Director pursuant to applicable laws and rules when their term of office expires. As Independent Non-executive Directors of the Company, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE will be entitled to an annual director fee to be determined by the Board of Directors of the Company with reference to their duties and responsibilities respectively and subject to approval at the shareholders’ general meeting.

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Save as disclosed above, Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE do not have any relationship with any directors, senior management officers or substantial or controlling shareholder of the Company. Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Further, there is nothing in respect of Mr. Sun Shuyi, Mr. Ma Yongwei, Mr. Sun Changji and Mr. Bruce Douglas MOORE which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

IV.	Particulars of the non-employee representative Supervisors candidates:

Ms. Xia Zhihua, born in 1955

Ms. Xia became a Supervisor of the Company in January 2006, and the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in China Life Insurance (Group) Company, Designated Supervisor of bureau level grade official and Office Director of the Supervisory Committee of China Export & Credit Insurance Corporation from August 2003 to December 2005. Before, Ms. Xia had 16 years work experience in the State Ministry of Finance and the economic and financial management experience. Ms. Xia graduated from department of Economics at Xiamen University in 1982 and received a BA degree in Politics and Economics. She graduated from department of Economics at Xiamen University in 1984 and received a MA degree in World Economics.

Mr. Shi Xiangming, born in 1959

Mr. Shi became the general manager of the Supervisory Department of the Company in September 2008. Mr. Shi served as General Manager and Office Director of the Supervisory Committee in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as Deputy General Manager of Supervisory Department of China Life Insurance Company Limited. Mr. Shi graduated from Chemistry school of the first branch college of Beijing University, and received a Bachelor’s degree in Science.

Mr. Tian Hui, born in 1951

Mr. Tian became a Supervisor of the Company in June 2004. He is currently the Director and Party Secretary of China Coal International Engineering Research Institute. He was the Director and Party Secretary of China Coal International Engineering Research Institute, from June 2006 to April 2008, Director and Deputy Party Secretary of China Coal International Engineering Research Institute from 2000 to 2006. Mr. Tian obtained Bachelor’s and Doctor’s degrees from Fuxin Minery School and China University of Mining & Technology Beijing respectively. Mr. Tian is a professor-level Senior Engineer and a Master of China Construction Design, and was awarded special allowance by the State Council.

Each of Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui will enter into a service contract with the Company. The term of office of Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui shall be effective on its commencement date and expire on the expiry of the term of the third session of Supervisory Committee, and is renewable upon re-election when it expires. Ms. Xia Zhihua and Mr. Shi Xiangming will not receive any remuneration from the Company for acting as the internal Supervisors of the Company. The annual total remuneration of Mr. Tian Hui as an external Supervisor will be RMB150,000, subject to the approvals of the Board meeting and the shareholders’ general meeting.

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Save as disclosed above, Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui do not have any relationship with any directors, senior management officers or substantial or controlling shareholders of the Company. Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Further, there is nothing in respect of Ms. Xia Zhihua, Mr. Shi Xiangming and Mr. Tian Hui which needs to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules nor is there anything which needs to be brought to the attention of the shareholders.

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APPENDIX III DUTY REPORT OF THE INDEPENDENT

DIRECTORS FOR THE YEAR 2008

DUTY REPORT OF THE INDEPENDENT DIRECTORS FOR THE YEAR 2008

Dear Chairman and Directors,

In 2008, all the independent directors prudently exercised their rights and faithfully performed their obligations as independent directors. The work of the independent directors is summarized as follows:

I.	Attendance at Meetings

(I)	In 2008, the attendance of independent directors at the meetings of the Board of Directors is as follows:

Names of Independent Directors	Board Meetings		Remarks
	On-site	Written review
Long Yongtu	4/4 (Note)	11/11	—

Sun Shuyi	3/4	11/11	Authorized Mr. Ma Yongwei (independent director) to attend and exercise his voting right at the 13th meeting of the second session of the Board of Directors

Ma Yongwei	4/4	11/11	—

Chau Tak Hay	2/4	11/11	Authorized Mr. Sun Shuyi and Mr. Ngai Wai Fung (both independent directors) respectively to attend and exercise his voting right at the 11th and 13th meetings of the second session of the Board of Directors

Cai Rang	2/4	11/11	Authorized Mr. Sun Shuyi and Mr. Long Yongtu (both independent directors) respectively to attend and exercise his voting right at the 12th and 13th meetings of the second session of the Board of Directors

Ngai Wai Fung	4/4	11/11	—

Note: This is the ratio of the number of Board meetings attended by the Independent Director in person to the number of Board meetings which the independent director is supposed to attend in 2008.

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(II)	Attendance at Shareholders’ Meetings

Independent directors Long Yongtu, Ma Yongwei, Chau Tak Hay, Cai Rang and Ngai Wai Fung attended the 2008 Annual General Meeting on 28 May 2008, and independent directors Long Yongtu, Ma Yongwei and Ngai Wai Fung attended the 2008 first Extraordinary General Meeting of the Company on 27 October 2008. At such meetings they listened to opinions voiced by shareholders and maintained effective communication with shareholders.

II.	Expression of Opinions

(I)	In 2008, none of the independent directors abstained from voting on or voted gainst related resolutions of the board of directors.

(II)	(II) In 2008, all the independent directors expressed prior approval opinions and ndependent opinions on resolutions relating to the resignation and nomination of he Secretary to the Board of Directors and major connected transactions.

III.	Understanding the Operation and Management of the Company through Various Channels

In 2008, each of the Independent Directors acquired information about the operation and management of the Company through various channels to lay a foundation for their scientific and prudent decision-making.

Independent Directors made regular contacts with senior management officers of the Company, listened to reports of the management and the secretary of the Board of Directors and maintained effective communication with the external auditor so as to acquire third party information. The audit committee set up a complaint telephone line and mail box to receive reports on non-compliance, fraudulent acts and other cases from various sources. Independent Directors paid regular site visits to branch companies to get first-hand information on the financial position, operation and management, risk control and other affairs of the Company. Independent Directors also acquired knowledge about the insurance industry through various information provided by the Company.

IV.	Other Work Done to Improve the Operation and Management of the Company

During 2008, all the Independent Directors performed their duties in a diligent and faithful way, listened carefully to reports from relevant personnel on the business development, financial management, connected transactions and other affairs of the Company, got an understanding of the day-to-day operation and potential operating risks of the Company in a timely manner, voiced opinions and exercised powers at the meetings of the Board of Directors, performed their duties as Independent Directors actively and effectively, and safeguarded the legal rights and interests of medium and small shareholders.

V.	Role of Independent Directors in the Preparation of the Annual Report

Independent Directors faithfully performed their duties as Independent Directors in the preparation and disclosure of the 2008 Annual Report in accordance with the provisions of the Working System for Independent Directors. Independent Directors conducted on-site inspection of branch companies to get a comprehensive knowledge of the operational and financial status of the Company. Independent Directors timely listened to the report of the management and the Chief Financial Office of the Company on the operation and management, financial position and major matters of the Company in 2008. Independent Directors had discussed relevant matters with the auditor before the accounting firm in charge of the

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annual audit of the Company came to the Company for the annual audit and listened to the report on the audit arrangement. Upon the issuance of the initial audit opinion by the accountant in charge of the annual audit, Independent Directors immediately communicated with such accountant through the audit committee consisting of Independent Directors alone to see whether there existed any problems during the auditing process.

VI.	Self-Appraisal and Appraisal of the Performance of the Board of Directors and the Management

During 2008, each of the Independent Director acted in good faith for the interests of the Company as a whole and paid special attention to the legal rights and interests of public shareholders and medium and small shareholders in its decision-making.

It is the opinion of the Independent Directors that, under the leadership of the Chairman, the Board of Directors acted objectively and made collective decisions on the development strategy, business plan, financial control, personnel management and other matters of the Company, all directors used their best efforts to handle the affairs of the Board of Directors, and the corporate governance of the Company was further improved.

It is the opinion of the Independent Directors that the management of the Company were devoted to their duties and acted bravely to promote the construction of the Company, took it as their mission to promote the development of the industry and play a leading role in the industry, and fulfilled various business targets set up by the Board of Directors for 2008 in a relatively satisfactory way.

Independent Directors
Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

25 March 2009

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.

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APPENDIX IV REPORT ON THE STATUS OF CONNECTED

RANSACTIONS AND EXECUTION OF CONNECTED TRANSACTION

MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2008

In 2008, China Life Insurance Company Limited (the “Company”) adhered to laws, regulations and departmental rules governing connected transactions management, performed legal obligations of connected transactions management and carried out various in-depth assignments on connected transactions management. The status is reported as follows:

I.	Major Material Connected Transactions

(I)	Continuing connected transactions related to day-to-day operation

For the year 2008, the major material continuing connected transactions of the Company are classified into the following categories: (1) insurance agent business between the Company and China Life Insurance (Group) Company (hereinafter referred to as the “Group”); (2) insurance fund investment management between the Company and China Life Insurance Asset Management Company Limited (hereinafter referred to as the “Asset Management Company”) and between the Group and the Asset Management Company; (3) property leasing agreements between the Company and the Group and between the Company and China Life Investment Holding Company Limited; and (4) the pre-agreed deposits by the Company with Guangdong Development Bank.

(II)	Material connected transaction agreements for the year 2008

1. The Company executed on 7 May 2008 with China Life Pension Company Limited (hereinafter referred to as the “Pension Company”) a Capital Increase and Share Subscription Agreement, under which the Company subscribed to 1,854,838,700 additional ordinary shares issued by the Pension Company for a total capital increase of RMB1,854,838,700. Following the completion of such capital increase, the Group, the Company, the Asset Management Company and independent third parties hold 6%, 87.4%, 4.8% and 1.8% equities in the Pension Company, respectively.

2. The Company executed on 23 May 2008 with China Life Property and Casualty Insurance Company Limited (hereinafter referred to as the “Property Insurance Company”) a Capital Increase and Share Subscription Agreement, under which the Company subscribed to 1.2 billion additional shares issued by the Property Insurance Company for RMB1.2 billion. Following the completion of such capital increase, the registered capital of the Property Insurance Company has increased to RMB4 billion. The equities held by the Company and the Group remain unchanged as 40% and 60%, respectively.

3. In October 2008, the Board of Directors reviewed and adopted the plan by which the Company will increase investment in the Asset Management Company and authorized its management to handle specific matters therefor. On 9 February 2009 the Company, the Group and the Asset Management Company executed the China Life Insurance Asset Management Company Limited Share Capital Expansion Contract, under which the Company made additional RMB1.2 billion investment and the Group made additional RMB800 million investment in the Asset Management Company. Prior to the capital increase, the registered capital of the Asset Management Company was RMB1 billion, where the Company and the Group held 60% and 40% equities, respectively. Following the capital increase, the registered capital of the Asset Management Company increased to RMB3 billion and the equities in the Asset Management Company held by the Company and the Group remain unchanged.

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All of the abovementioned connected transactions were strictly in compliance with the examination and approval procedures as provided in the Articles of Association of the Company and the Provisional Measures of the Administration of Connected Transactions of the Company. Independent Directors expressed an unreserved opinion regarding the legitimacy of the review process of these connected transactions as well as the fairness of the transactional prices. The Company’s Independent Directors observed: “The foregoing connected transactions were carried out in the course of the Company’s general business and day-to-day operation pursuant to normal commercial terms and in strict compliance with the provisions of the Articles of Association of the Company, the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the Listing Rules of Securities of Shanghai Stock Exchange. The statutory approval and disclosure procedures have been performed. The principles of pricing of the Company’s connected transactions were fair and were in the overall interests of the Company’s shareholders.”

II.	Status of the Execution of Connected Transactions Management System

In 2008, the Company carried out the relevant work in the following four major aspects:

(I)	Improve the bylaws of connected transaction governance, satisfy the external regulatory requirements and safeguard the orderly management of connected transactions

The Provisional Measures of the Administration of Connected Transactions of the Company took effect more than one year and its implementation has achieved positive results. The Company has instituted a sound connected transaction mechanism and organizational structure. For the purpose of enhancing the operability of the Provisional Measures of the Administration of Connected Transactions of the Company and specifying cooperation between and assignments of various divisions, the Company formulated and promulgated on 27 June 2008 the Detailed Rules of the Implementation of the Provisional Measures of the Administration of Connected Transactions of China Life Insurance Company Limited.

(II)	Reinforce internal supervision of connected transaction management and improve internal mechanism consistently

Contents of the Company’s connected transaction management has been included in the Company’s internal control handbook. The trial of internal control for connected transaction management has been carried out. The internal control trial and the internal risk assessment will enable the Company to identify and to solve any problem arising from the connected transaction management, to formulate corrective measures and to rectify the mechanism accordingly. In addition, the Company conducted 2008 connected transaction management audit, the first ever effort by the Company of its kind. The audit covered the soundness of the connected transaction management organization, the completeness of the internal control of the connected transaction management and the effectiveness of connected transaction management measures. Through this audit, the Company’s divisions have identified flaws in their performance. They have taken remedial measures, which turn out to be demonstrably effective. The audit has achieved supervisory effect.

(III)	Work with the insurance regulator in conducting connected transaction management training programs and enhance connected transaction management awareness and expertise

In October 2008, the Company sponsored an industry-wide connected transaction management seminar hosted by China Insurance Regulatory Commission (CIRC). More than 130 representatives from competent departments of CIRC, Dalian Insurance Regulatory Bureau and 75 PRC insurers including the Company, China Ping An and China Pacific attended the seminar. The seminar featured expert lectures as well as introduction of connected transaction management experience by the Company and other companies. The seminar played a positive role in enhancing connected transaction management awareness and expertise across the industry.

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(IV)	Announce connected transaction information in an accurate and prompt manner and perform approval obligation for connected transaction management

In 2008, the Board of Directors examined and approved seven ordinary connected transactions at Board meetings or by written reports. These transactions were approved unanimously by all Directors. The Company closed connected transactions of small amounts, which shall be examined and approval by the President’s Office, by completing all formalities and in compliance with due requirements. In 2008 there was no material connected transaction requiring approval from the shareholders’ general meeting. In case of connected transactions where disclosure is required by the regulatory rules of the listing venue, the Company fulfilled the obligation as a listed company by making disclosure or announcements in a timely manner. In addition, the Company disclosed material connected transaction matters in its applicable interim and annual reports.

III.	Aspects Requiring Further Improvements

In short, the execution by the Company of the connected transactions management system in 2008 effectively safeguarded the legitimate interest of the listed company and its small and medium-sized investors in compliance with requirements of laws, regulations and the regulatory authority. However, there is room for improvement in some aspects, namely:

(I)	Better coordination for connected transaction management required

The Company’s Legal and Compliance Department is in charge of connected transaction management, which also involves multiple departments including Investment Management, Finance, the Office of the Secretary of the Board of Directors, and sometimes other connected units and personnel of the Company. Connected transaction management entails collaboration between multiple departments to address a wide array of issues, requiring competent departments and units to improve cooperation in this regard.

(II)	Failure to adjust constitution of the Connected Transaction Review Committee timely

Pursuant to the provisions of the Company’s Articles of the Connected Transaction Review Committee, the committee is a consultation body for connected transaction management under the President’s Office. The committee comprises relevant members of the President’s Office of the Company and major leaders of some departments. The personnel of the committee has changed due to duty shifts of some members. The constitution of the Connected Transaction Review Committee failed to reflect such change timely.

IV.	Work Plan for the Year 2009

The Company plans to carry out in-depth connected transaction management in the following aspects in 2009 for the purpose of solidifying fundamentals of connected transaction management, regulating connected transaction management information reporting practice, correcting the flaws in connected transaction management, and minimizing risks of improper connected transactions:

(I)	Carry out in-depth research into the guidelines of connected transaction management and adhere to laws and regulations thereof

First, study laws and regulations of connected transaction management, strengthen communication with the regulatory authorities and achieve in-depth understanding of the connotation of the applicable legal terms. Second, garner connected transaction

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management information, analyze issues of connected transaction management and comprehend the intrinsic laws of connected transaction management. Adhere to such intrinsic laws, identify connected transaction management guidelines, clarify focuses of connected transaction management, and solve outstanding issues and problems. Third, keep close watch on the Company’s material connected transactions, fulfill disclosure and reporting obligations in connection with connected transactions, and perform fundamental and core work of connected transaction management in a down-to-earth manner.

(II)	Organize connected transaction management training and communication and enhance connected transaction management awareness and level

First, conduct due training programs for the Company’s connected transaction management personnel and enhance connected transaction identification and management. Second, via the communication in connection with amendments to the Insurance Law, carry out communication activities for connected transaction management.

(III)	Take remedial measures against the drawbacks in connected transaction management for 2008

First, specify various duties, strengthen accountability, leverage on the role as the connected transaction communicator between the Company’s departments and connected units, ensure timely and accurate communication of connected transaction information, and enhance the efficiency and quality of connected transaction management; second, reorganize the Connected Transaction Review Committee. The Company will update the roster of the Connected Transaction Review Committee promptly on the basis of adjustment of departments and personnel, and ensure the effective operation of the day-to-day decision-making mechanism of the Committee.

The subject matter is hereby reported.

China Life Insurance Company Limited

25 March 2009

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.

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APPENDIX V PROPOSED AMENDMENTS TO

THE PROCEDURAL RULES FOR THE

SHAREHOLDERS’ GENERAL MEETINGS

1.	Article 5 of the original Rules shall be amended to read as:

The shareholders’ general meeting shall be the authority of power of the Company and shall exercise the following functions and powers according to laws:

(1) to decide on the Company’s operational policies and investment plans;

(2) to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

(3) to elect and replace supervisors who are not employee representatives and to decide on the matters relating to the remuneration of the supervisors;

(4) to consider and approve the Report of the Board of Directors;

(5) to consider and approve the Report of the Supervisory Committee;

(6) to consider and approve the Company’s proposed annual preliminary and financial budgets;

(7) to consider and approve the Company’s profit distribution plans and loss recovery plans;

(8) to decide on the increase or reduction of the Company’s registered capital;

(9) to decide on matters such as merger, division, dissolution, and liquidation of the Company or change in corporate form;

(10) to decide on the issuance of debentures by the Company;

(11) to decide on the appointment, dismissal and non-reappointment of the accountants of the Company;

(12) to amend the Company’s Articles of Association;

(13) to consider motions raised by shareholders who represent three percent (3%) or more of the voting shares of the Company;

(14) to consider and approve matters relating to the guarantees stipulated by Articles 6 of these rules;

(15) to consider the Company’s purchases or sales of material assets within one year which exceeds thirty percent (30%) of the latest audited total assets of the Company;

(16) to consider and approve any changes to the use of proceeds;

(17) to consider share incentive plan;

(18) to decide on matters which are required by law, administrative regulation or the Company’s Articles of Association to be approved by shareholders in general meetings.

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The foregoing functions and powers of the shareholders’ general meeting shall not be exercised by the board of directors or any other body or individual on its behalf by means of authorization.

2.	Article 8(4) of the original Rules shall be amended to read as:

(4). Appointment and removal of directors and supervisors who are not employee representatives, their remuneration as well as the ways to pay such remuneration;

3.	One sub-clause as follows shall be added as Article 9(5) after Article 9(4) of the original Rules, with the serial number of the following sub-clauses to be increased accordingly:

(5). matters relating to the Company’s purchases or sales of material assets within one year whose value exceeds thirty percent (30%) of its latest audited total assets;

4.	Article 10 of the original Rules shall be amended to read as:

Shareholders’ general meetings include both annual general meetings and extraordinary general meetings.

5.	Article 12(4) of the original Rules shall be amended to read as:

(4). Where the board of directors considers it necessary or where more than half but not less than two (2) independent directors or supervisory committee propose(s) to convene such a meeting;

6.	Article 17(3) of the original Rules shall be amended to read as:

The shareholder(s) convening the shareholders’ general meeting shall, upon giving a notice of such meeting and publishing the resolution thereof, submit the relevant supporting materials to the securities regulatory authority under the State Council in the place where the Company is located as well as to the stock exchange.

7.	Article 21 of the original Rules shall be amended to read as:

A shareholder shall appoint his/her proxy in writing, and such instrument regarding the appointment shall be under the hand of the principal or his attorney duly authorized in writing; If the principal is a legal person, the instrument shall be under seal of such legal person or under the hand of a director or a senior management officer or an attorney duly authorized.

8.	Article 23 of the original Rules shall be amended to read as:

Any form issued to a shareholder by the board of directors for the appointment by such shareholder of a proxy to attend and vote at the meetings of the Company shall be such as to enable the shareholder to freely instruct the proxy to vote for or against the motions or abstain from voting, such instructions being given in respect of each individual matter to be voted at the meeting.

9.	Article 25 of the original Rules shall be amended to read as:

A proxy appointed by a shareholder may exercise the following rights pursuant to the authorization of that shareholder:

(1). to exercise such shareholder’s rights to speak at the shareholders’ general meeting;

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(2). to request on his own or jointly with others to vote by poll;

(3). to have the right to vote by hand or by poll, provided that if more than one proxies are appointed by a shareholder, such proxies may only vote by poll.

10.	Article 27 of the original Rules shall be amended to read as:

When the shareholders’ general meeting is held, the board of directors, the supervisory committee and the shareholders individually or jointly holding more than three percent (3%) of the Company’s shares shall have the right to propose a motion to the company, and the Company shall incorporate those matters in the proposal which fall within the scope of the duties of the shareholders’ general meeting into the agenda of such meeting.

The shareholders individually or jointly holding more than three percent (3%) of the Company’s shares may put forward provisional motions and submit the said in writing to the convener sixteen (16) days prior to the meeting. The convener shall, upon the receipt of such motions, issue an additional notice of the shareholders’ general meeting fourteen (14) days before it is held and announce the contents of the provisional motions. The contents of such provisional motions shall fall within the scope of the duties of the shareholders’ general meeting and shall specify explicit topics for discussion and specific matters to be decided on.

Except for the circumstances provided for in the foregoing paragraph, the convener may not, upon giving the notice of the shareholders’ general meeting, change the proposals already listed in such notice or add new proposals thereto.

The shareholders’ general meeting may not vote or decide on motions not listed in the notice of the shareholders’ general meeting or proposals not complying with provisions under Article 28 of these Rules.

11.	One sub-paragraph shall be added as follows after the 8th sub-paragraph of paragraph 1 of Article 31 of the original Rules as the 9th sub-paragraph:

(9). set out the procedures for voting by poll as well as shareholders’ rights to request to vote by poll in accordance with applicable rules.

12.	Paragraph 1 of Article 32 of the original Rules shall be amended to read as:

Unless otherwise provided in Article 249(2) of Articles of Association, the notice of a shareholders’ general meeting shall be served on each shareholder, whether or not entitled to vote thereat, by personal delivery or prepaid mail to the shareholder at his address as shown in the register of shareholders. For holders of domestic shares, notice of the shareholders’ general meeting may be given by announcement.

13.	Paragraph 1 of Article 38 of the original Rules shall be amended to read as:

A meeting place shall be set for a shareholders’ general meeting, which shall be held in the form of on-site meeting. Places where the Company holds its shareholders’ general meeting shall be its domicile or such places as listed in the notice of a shareholders’ general meeting. The Company may adopt a safe, economical and convenient network or any other means for its shareholders to conveniently participate in such meetings. Shareholders participating in the shareholders’ general meetings by any of the aforesaid means shall be deemed to have attended such meetings.

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14.	A new article will be added after Article 38 of the original Rules, with the serial number of articles after the new Article 39 to be increased accordingly.

New Article 39:

The registration book listing the attendees of the meeting shall be prepared by the Company and such registration book shall contain particulars such as the name of the attendees (or the names of their employers), their ID number, residential address, number of voting shares they hold or represent, names of the principals (or names of their employers), etc.

15.	Article 41 of the original Rules shall be amended to read as:

A shareholders’ general meeting shall be convened by the chairman of the board of directors who shall preside as chairman of the meeting. If the chairman of the board of directors can not attend the meeting for any reasons, the vice-chairman (if any) shall preside over the meeting; In the event that there is no vice-chairman or the vice-chairman is unable to or does not perform his/her duties, a director jointly appointed by more than half of the directors shall preside over the meeting.

16.	Article 51 of the original Rules shall be deleted.

17.	Paragraph 2 of Article 52 of the original Rules shall be amended to read as:

When voting on the proposed motions is made at the shareholders’ general meeting, the lawyers, representatives of shareholders and representatives of supervisors shall be jointly responsible for the counting and monitoring of the ballots. The outcome of the vote shall be announced on the spot and voting outcome for the resolutions shall be recorded in the meeting minutes.

18.	Serial numbering of chapters and articles of the Rules

If the serial numbering of the chapters and articles of these Rules is changed due to the addition, deletion or re-arrangement of certain articles made in this amendment, the serial numbering of the chapters and articles of these Rules as so amended shall be changed accordingly, including cross-references.

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.

Commission File Number 001-31914

APPENDIX VI PROPOSED AMENDMENTS TO THE PROCEDURAL

RULES

FOR THE BOARD OF DIRECTORS MEETINGS

1. Article 1 of the original Rules

Following the “Working Guidelines for the Secretary to the Board of Directors for Companies Listed Overseas”, the “Operating Guidelines of the Board of Directors of Insurance Companies” is added as a basis for formulating the Rules.

2. Sub-paragraph 1 of Paragraph (1) of Article 5 of the original Rules shall be amended to read as:

1. Transactions such as “Connected Transactions”, “Material Transactions”, “Major Transactions”, “Very Substantial Disposals”, “Very Substantial Acquisitions” and “Reverse Takeover” which are subject to the approval by shareholders as required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or the Rules Governing the Listing of Shares on Shanghai Stock Exchange;

3. Article 7 of the original Rules shall be amended to read as:

The power of the board of directors with respect to personnel management includes:

(I) To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the board of directors:

1. the criteria for the directors’ remunerations; and

2. the election and replacement of directors who are not employee representatives.

(II) To consider and approve the following matters without submitting to the shareholders’ general meetings for approval:

1. strategies and planning of the Company’s human resources development;

2. determination of the primary duties and authorities of the president, the financial officer in charge and the secretary to the board of directors;

3. appointment or removal of the president and the secretary to the board of directors, and appointment or removal of the vice president and other senior management officers (excluding secretary to the board of directors) as determined by the Board according to the proposal of the president;

4. fixing the remuneration and allowances of the Company’s senior management officers, and formulation of the Company’s share incentive plan (or any similar practice);

5. assessment of the president’s performance;

6. approval and appointment of shareholder representatives of subsidiaries, and recommendation of directors, supervisors and financial officers in charge of subsidiaries in accordance with articles of the subsidiaries or provisions pursuant to agreements; and

7. approval of staff retirement and pension plans and other benefit schemes.

4. Article 13 of the original Rules shall be amended to read as:

Directors who are not employee representatives shall be elected at the shareholders’ general meeting and employee representative directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means. A director’s term shall be three (3) years, and is renewable upon re-election when it expires.

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A director’s term shall be from the date of passing of the resolution by the shareholders’ general meeting to the date of expiry of the current term of the board of directors. If no new director is elected upon the expiry of the term of any incumbent director, before any newly elected director takes office, the incumbent director shall perform the duties of a director pursuant to the provisions of applicable laws, administrative regulations, departmental regulations and the Rules.

The president, vice president or other senior management officers may serve as directors concurrently; however, the directors who serve concurrently as the president, vice president, other senior management officers or employee representatives shall not account for more than one half of all directors of the Company.

A written notice of the intention to nominate a person for election as a director and a notice in writing by that person indicating his acceptance of such nomination shall be given to the Company seven (7) days before the date of the shareholders’ general meeting. The Company shall disclose detailed information relating to the director candidates prior to the shareholders’ general meeting to ensure sufficient understanding of the candidates by shareholders.

After being elected, a director shall sign and submit the Declaration and Undertaking with regard to Directors in accordance with the requirements of the stock exchange on which the shares of the Company are listed. An independent director shall also enter into a contract of appointment with the Company.

5. Four articles shall be added after Article 13 of the original Rules as follows and the serial numbers of the articles following the original Article 13 shall be increased accordingly:

New Article 14:

Three months prior to the expiry of the term of the board of directors, the secretary to the board of directors shall notify all directors in writing and the chairman of the board of directors shall activate the procedure to elect a new board of directors. The secretary to the board of directors shall deliver to shareholder entitled to nominate directors and other nominators a written notice setting forth the roster of the incumbent directors, the starting date and expiry date of the term of the current board of directors, nomination rules and the nomination deadline.

The Company’s current board of directors or shareholder(s) individually or jointly holding more than three percent (3%) of the total issued shares in the Company shall have the right to nominate director candidates who are not employee representatives (excluding independent directors).

The Company’s current board of directors, supervisory committee, the nomination and remuneration committee of the board of directors or shareholder(s) individually or jointly holding more than three percent (3%) of the total issued shares in the Company shall have the right to nominate independent director candidates.

New Article 15:

Nominators entitled to nominate director candidates shall submit in writing to the secretary to the board of directors prior to the deadline the roster of director candidates they nominate and bio information of such candidates.

New Article 16:

Pursuant to the applicable laws, administrative regulations, departmental regulations, regulatory requirements of the place where the Company’s shares are listed, the Company’s Articles of Association and the provisions under these Rules regarding the qualifications

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of directors, the nomination and remuneration committee of the board of directors shall scrutinize the director candidates and present to the board of directors a scrutiny opinion and a roster of qualified director candidates.

New Article 17:

The board of directors will convene the shareholders’ general meeting to elect directors on the basis of the roster of qualified director candidates submitted by the nomination and remuneration committee.

6. Article 15 of the original Rules shall be amended to read as:

If a director (other than an independent director) fails to attend two consecutive board of directors meetings in person and has not appointed another director to attend the board of directors meeting on his behalf, he shall be deemed as unable to perform his duty. The board of directors shall therefore recommend his removal to the shareholders’ general meeting.

In case of removing any director other than an employee representative, the shareholder of institution recommending his removal shall notify the board of directors in writing. Following the issuance by the nomination and remuneration committee of an independent and due diligence opinion regarding such removal, the removal recommendation shall be submitted to the shareholders’ general meeting for review.

The director who is not an employee representative and who is to be removed may make representations and defend himself to the board of directors and the shareholders’ general meeting and shall be obligated to advise other directors and shareholders of any risk the Company might have.

7. Article 17 of the original Rules shall be amended to read as:

A director may resign before his term of office expires. In resigning his duties, a director shall tender a resignation to the board of directors in writing and shall be obligated to explain any noteworthy matter for other directors and shareholders in such written resignation. The board of directors shall make related disclosures in accordance with regulatory requirements of the place of listing within two days upon the receipt thereof. Other than as provided in Article 23 of the Rules, a director’s resignation shall be effective when the board of directors receives his written resignation.

8. Article 19 of the original Rules shall be amended to read as:

If the resignation of a director causes the composition of the board of directors of the Company to fall below the minimum number of members to form a quorum, the incumbent director shall perform the duties of a director pursuant to the provisions of applicable laws, administrative regulations, departmental regulations, the Company’s Articles of Association and the Rules before any newly elected director takes office.

In the above circumstances, the remaining directors shall convene an extraordinary general meeting of shareholders as soon as possible to elect a director to fill the vacancy caused by his resignation pursuant to the provisions of Article 24 of the Rules. Before any newly elected director takes office, the functions and powers of such resigning director, other remaining directors and the board of directors shall be subject to reasonable restrictions.

9. One article as follows shall be added after Article 19 of the original Rules and the serial numbers of the articles following the original Article 19 shall be increased accordingly:

New Article 24:

If the resignation, death or any other status of a director causes the composition of the board of directors of the Company to fall below the minimum number of members to form a quorum, the Company shall activate the director by-election procedure within five (5) working days pursuant to the provisions of Articles 14 – 17 hereof and convene the shareholders’ general meeting to elect directors within two (2) months.

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The term of any director elected from any by-election shall expire upon the expiry of the term of the current board of directors.

10. Article 25 of the original Rules shall be amended to read as:

Independent directors are directors who do not hold any positions in the Company other than as director and do not maintain with the Company, its controlling shareholders or actual controllers any connection which may possibly affect their independent and objective judgments of the Company’s affairs.

11. Article 26 of the original Rules shall be amended to read as:

The Company’s independent directors must meet the requirements of the relevant laws, the applicable standards and the general conditions of qualification for directors as stipulated by the Rules. In order to secure their independence, the following persons may not act as independent directors of the Company:

(1) any person who works with any of the Company’s institutional shareholders holding more than five percent (5%) of shares of the Company or who works with one of the Company’s top ten (10) institutional shareholders in the past three (3) years or such person’s immediate family members;

(2) any person who works with the Company or any enterprise in de facto control by the Company in the past three (3) years or such person’s immediate family members;

(3) any person who provides the Company with legal, audit, actuarial or management consulting service in the past year;

(4) any partner, controlling shareholder or senior management officer working with any banking, legal, consulting or audit institution which have business with the Company;

(5) any person working with any other insurance company which operates any core business similar to that of the Company; or

(6) any person whose independent judgments may be affected, as identified by the competent regulatory authority.

12. Paragraphs (4) and (5) of Article 27 of the original Rules shall be amended respectively to read as:

(4) If an independent director fails to attend three consecutive board of directors meetings in person, he shall be deemed as unable to perform his duty. The board of directors shall therefore recommend his removal to the shareholders’ general meeting.

Unless in the above circumstances and in circumstances as specified by the relevant regulatory authorities where a person is prohibited from acting as an independent director, no independent director may be removed before his term of office expires without cause. In case of early removal, the Company shall disclose it by way of special disclosure. If the removed independent director considers that he is removed by the Company improperly, he may make an open declaration.

The removal of any independent director shall be decided by the shareholders’ general meeting. The Company shall notify the

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independent director in writing of the cause of removal and his rights in this regard at least fifteen (15) days prior to the convocation of the shareholders’ general meeting. The resolution by the shareholders’ general meeting to remove any independent director shall require more than two-third of the voting rights of the shareholders attending the general meeting. The independent director shall have the right to defend himself and make representations prior to the vote.

(5) An independent director may resign before his term of office expires. In resigning his duties, an independent director shall tender a resignation to the board of directors in writing and specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company’s shareholders and creditors.

If the resignation of an independent director causes the number of independent directors to fall below the minimum requirements of the relevant regulatory authorities or of the Articles, before any newly elected director takes office, the independent director shall perform his duties pursuant to the provisions of applicable laws, administrative regulations, the Company’s Articles of Association and the Rules. The board of directors shall convene the shareholders’ general meeting to elect a new independent director within two months, otherwise the independent director may cease his performance.

13. Paragraph (8) of Article 32 of the original Rules shall be deleted.

14. Article 45 of the original Rules shall be amended to read as:

The main duties of the secretary to the board of directors include:

(1) to organize and arrange for board meetings and general meetings, to be responsible for minutes of meetings, keeping the meeting documents and records;

(2) to ensure that the material issues concerning the resolutions of the board of directors can be strictly implemented in accordance with the specified procedures;

(3) to be responsible for organization, preparation and timely submission of related documents as required by the regulatory authorities, and be responsible for related tasks assigned by the regulatory authorities;

(4) to be responsible for the coordination and organization of the matters on disclosure of information of the board of directors, establishment of a sound system concerning information disclosure, participate in all related meetings of the Company concerning information disclosure and keep abreast of the important business policies and related information in a timely manner;

(5) to establish effective communication channels between the board of directors and the investors so as to keep sufficient and necessary contacts with the investors and to relay, in a timely manner, all the feedbacks including the opinions and suggestions of the investors to the board of directors;

(6) to be responsible for the administration and proper maintenance of the records and information concerning register of shareholders, register of directors, quantity of shares held by substantial shareholders and record of shares held by directors, as well as the name list of the beneficiaries of the outstanding debentures of the Company;

(7) to assist shareholders, directors and other senior management officers of the Company to exercise their duties pursuant to the laws, and to remind the directors upon becoming aware that the board of directors passes or may pass resolutions that may breach the relevant regulations;

(8) to coordinate the provision of related information necessary for the supervisory committee of the Company and other approving duties to perform their supervisory functions;

(9) to ensure the complete organizational documents and records of the Company are kept properly and the persons who have the right of access to the relevant documents and records of the Company obtain those documents and records in a timely manner;

(10) to assist the Company’s chairman of the board of directors in drafting the Company’s corporate governance report;

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(11) to report flaws and problems in the Company’s governance structure pursuant to requirements of the regulatory authorities;

(12) to organize training programs for directors and other relevant personnel pursuant to requirements of the regulatory authorities;

(13) to perform other duties as conferred by the board of directors and other duties as required by the regulatory rules of the places of listing of the Company.

15. Article 51 of the original Rules shall be amended to read as:

The chairman of the board of directors shall approve the issue of a notice convening the provisional board of directors meeting (period of the notice can be less than fourteen (14) days but not less than two (2) days):

(1) where the chairman of the board of directors considers necessary;

(2) where proposed by one-third or more of the directors jointly;

(3) where proposed by the president;

(4) where proposed by shareholders representing ten percent (10%) or more of the voting rights;

(5) where proposed by two or more independent directors;

(6) where proposed by the supervisory committee.

16. Two new articles shall be added after Article 51 of the original Rules and the serial numbers of the articles following the original Article 51 shall be increased accordingly:

New Article 57:

A proposal to convene an interim board meeting, unless made by the chairman, shall set forth the following matters and be delivered in writing to the chairman directly or through the secretary to the board of directors:

(1) name of the person making the proposal;

(2) subject;

(3) method of meeting;

(4) other requirements.

New Article 58:

Except regular board meetings and interim board meetings proposed by the chairman, the chairman shall convene and preside over any interim Board meeting within ten (10) days of receipt of the proposal for such meeting.

17. Article 52 of the original Rules shall be amended to read as:

In principle, meetings of the board of directors shall be held by the way of on-site meetings to facilitate adequate communication and discussion among directors.

Video or telephone meetings shall be deemed as on-site meetings if it can be ensured that all directors participating in such meetings can communicate and discuss with one another on an instantaneous basis.

For any proposal which is to be considered and adopted by way of a board resolution but does not really need on-site communication and discussion among directors, relevant resolution can be made by way of video meeting, telephone meeting or written consideration.

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Proposals relating to profit distribution plan, remuneration plan, material investment and asset disposal, appointment and removal of senior management officers and other matters relating to the risk management of the Company shall not be handled at meetings held by way of telecommunications.

18. Article 54 of the original Rules shall be amended to read as:

The businesses to be transacted in the board of directors meetings shall be put forward according to the following priorities:

(1) matters proposed by the directors;

(2) matters proposed by the supervisory committee;

(3) proposals from the special committees of the board of directors;

(4) matters proposed by the president of the Company;

(5) matters proposed by relevant party which has proposed to convene the extraordinary meeting of the board of directors.

19. Paragraph 2 of Article 58 of the original Rules shall be amended to read as:

The content of the notice of the meeting shall include: time, place, method, convener, duration, business to be transacted in the meeting and agenda, contact person and contact information, and the date of issue of notice.

20. Paragraph 4 of Article 59 of the original Rules shall be amended to read as:

Notice of meeting of the board of directors may be delivered by hand, via fax, by speed post or registered post, or by e-mail. If the notice is delivered by hand, the party intended to receive the same shall sign (or affix seal) on the return slip, and the date of receipt shall be the date of service; if the notice is delivered via fax, the date of service shall be the second working day from the date of despatch of the fax, the date of dispatch of the fax shall be defined according to the display of the report of the fax machine; if the notice is delivered by speed post, the date of service shall be the third working day since the post is sent to the post office; if it is delivered by registered post, the date of service shall be the fifth working day since the post is sent to the post office.

21. Article 64 of the original Rules shall be amended to read as:

Meetings of the board of directors shall be held only if more than half of the directors (including directors attending the meeting as required by authorization) are present.

22. A new article shall be added after Article 66 of the original Rules.

New Article 74:

Before the formal start of any meeting of the board of directors, the secretary to the board of directors shall give attendees a brief account of the attendance, proposals and agenda, voting requirements and other matters.

23. Article 67 of the original Rules shall be amended to read as:

The specific agenda of a meeting shall be determined by the chairman of the meeting, who, however, shall not increase or decrease matters to be transacted at the meeting or change the sequence of such matters at will.

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Upon the commencement of the board of directors meeting, if one-fourth or more of the directors or two (2) or more independent directors are of the opinion that the materials of the businesses to be transacted are unclear or insufficient, they may make a proposal jointly to postpone the discussions on the businesses to be transacted or postpone the board of directors meeting, and the chairman of the meeting shall adopt such a proposal. The board of directors meeting shall examine the businesses to be transacted in the meeting included in the agenda, and the chairman of the meeting shall direct the businesses to be transacted to be considered one by one.

24. Article 68 of the original Rules shall be amended to read as:

In considering the relevant resolutions, persons who put forward the businesses to be transacted or their attorneys shall first make statements in respect of the businesses to be transacted or report the same to the board of directors.

The board of directors may require the heads of the departments which are responsible for handling the businesses to be transacted to attend the meeting to listen to and make inquiries of the relevant statements made at the meeting. Any resolutions that remain to have questions after being explained by the relevant departments may be returned to such department for amendment and approval of such resolutions shall be postponed.

For any proposal required to be examined by a special committee, the special committee shall submit a written opinion to the board of directors.

25. Paragraph 1 of Article 69 of the original Rules shall be amended to read as:

The resolutions of the board of directors may be adopted by way of poll or show of hands. Each director shall have one vote. All directors in presence may only vote for, against or abstain from voting to such businesses to be transacted by the board of directors.

26. Paragraph 2 of Article 70 of the original Rules shall be amended to read as:

Where a director is not present at a board of directors meeting and fails to appoint a proxy to act on his behalf, such director shall be deemed to have waived his rights to vote at the meeting. If any director leaves before the meeting is over and does not authorize another director in writing to vote on his/her behalf, such director shall be deemed to have waived his rights to vote at the meeting and any vote already casted by him/her shall be effective.

27. Article 74 of the original Rules shall be amended to read as:

In the case of any on-site meeting, the chairman of the meeting shall announce the voting results then and there.

The board of directors meetings convened by the way of telephone meeting shall be recorded and video taped where circumstances allow. In the event that the attending directors are unable to sign for the resolutions at the meeting, they shall express their opinions orally during the meeting and shall complete the written resolutions within five working days after the meeting. The verbal voting by a director shall have the same effect as the written resolutions, provided that there is no discrepancy between the opinions expressed by such director in completing the written resolutions and the opinions orally expressed by him during the meeting. The vote recorded or videotaped shall prevail if there is any discrepancy.

In the case of any board meeting held by conference call or other telecommunication means, the method of one-voting-for-one-matter shall be used on the basis that the directors can fully express their opinions, and the directors shall not be required to make only one voting in respect of more than one matter. The secretary to the board of directors shall inform directors of the voting results within five (5) working days after the voting deadline.

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28. Article 77 of the original Rules shall be amended to read as:

The minutes of the board of directors meeting shall state the following:

(1) the date, place, name of the convenor and chairman of the meeting;

(2) the names of the attending directors and the names of the principals appointing attorneys to attend meetings on their behalf and their attorneys;

(3) the agenda of the meeting;

(4) the essential points of the directors’ presentations (for the meetings by way of written resolution, the version containing the directors’ feedbacks in writing shall prevail);

(5) the voting methods and result for each proposal (the voting result shall set out the respective number of assenting or dissenting or abstaining votes);

(6) the opinions of supervisors present at the board meeting as observers;

(7) the signatures of directors and the person taking the minutes;

(8) other things to be recorded.

29. Article 83 of the original Rules shall be amended to read as:

The secretary to the board of directors shall arrange to record and maintain the text and audio information, including meeting notices and signed acknowledgements of directors, the power of attorney of the board of directors meeting, the register for signing of attending directors, materials of the board of directors meeting, records and minutes of the meeting, resolutions of the board of directors. Files of each board meeting shall be bound into one single book form. Such books shall be numbered continuously according to the titles of relevant meetings. Meeting files shall be kept permanently by the Company.

30. Serial numbering of chapters and articles of the Rules

If the serial numbering of the chapters and articles of these Rules is changed due to the addition, deletion or re-arrangement of certain articles made in this amendment, the serial numbering of the chapters and articles of these Rules as so amended shall be changed accordingly, including cross-references.

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.

Commission File Number 001-31914

APPENDIX VII PROPOSED AMENDMENTS TO

THE PROCEDURAL RULES FOR THE

SUPERVISORY COMMITTEE MEETINGS

1. Four new articles shall be added after Article 9 of the original Rules and the numbering of following articles shall be changed accordingly:

New Article 10:

The current supervisory committee of the Company or any shareholder(s) who hold(s) individually or in aggregate three percent (3%) or more of the issued shares of the Company shall have the right to nominate non-employee representative supervisors.

The office of the supervisory committee shall notify each supervisor in writing of the expiration of the tenure of the current supervisory committee three months in advance, and the chairman of the supervisory committee shall start the re-election process of the supervisory committee. The office of the supervisory committee shall give a written notice to the persons who have the right to nominate non-employee representative supervisors, setting forth, among others, the list of members on the current supervisory committee, the starting time and ending time of the tenure of the current supervisory committee, nomination rules and closing time.

New Article 11:

The persons who have the right to nominate non-employee representative supervisors should submit the list of non-employee representative supervisors nominated by them and the personal information of these nominees in writing to the chairman of the supervisory committee prior to the closing time.

New Article 12:

The supervisory committee shall make an examination of the nominated non-employee representative supervisors and determine the list of candidates for non-employee representative supervisors in accordance with provisions of laws, administrative regulations, regulations of relevant authorities, regulatory rules of the place where the shares of the Company are listed, the articles of association of the Company and these Rules regarding the qualification of supervisors.

New Article 13:

Where the number of members on the supervisory committee becomes less than the statutory number of members due to the resignation, death of any non-employee representative supervisor or other cause, the Company shall within five working days start a by-election process for non-employee representative supervisor by reference to the provisions of Articles 10 to 12 hereof, and convene a general meeting of shareholders within two months to elect the non-employee representative supervisor.

2. Sub-paragraph 5 of paragraph 1 of Article 16 of the original Rules shall be deleted.

3. Article 47 of the original Rules shall be amended as follows:

If any resolution adopted by the supervisory committee relates to a proposal to convene an extraordinary meeting of the board of directors or an extraordinary general meeting or to make a proposal to the general meeting, such resolution shall be submitted to board of directors in writing with clear subject of discussion and specific matters and it shall be ensured that the contents of the proposal be in compliance with relevant laws, administrative regulations, regulations of relevant authorities and the Articles of Association of the Company.

Commission File Number 001-31914

4. Serial numbering of chapters and articles of these Rules

If the serial numbering of the chapters and articles of these Rules is changed due to the addition, deletion or re-arrangement of certain articles made in this amendment, the serial numbering of the chapters and articles of these Rules as so amended shall be changed accordingly, including cross-references.

Note: The English version of this Appendix is an unofficial translation and is for reference only. In case of inconsistency between the English and Chinese versions, the Chinese version shall prevail.